April 18, 2013

VIA EDGAR, FAX & FEDEX

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Regarding: PriceSmart, Inc. Form 10-K for Fiscal Year Ended August 31, 2012 Filed October 30, 2012 Definitive Proxy Statement on Schedule 14A Filed December 5, 2012 File No. 0-22793

Dear Mr. Thompson:

We are in receipt of the Staff's letter dated March 25, 2013 with respect to the above-referenced Form 10-K and Definitive Proxy Statement on Schedule 14A filed by PriceSmart, Inc. (“PriceSmart” or the “Company”).  For ease of reference, we have set forth the Staff's comment and PriceSmart's response below.

Item 1: Form 10-K for Fiscal Year Ended August 31, 2012, Exhibit 13.1, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Liquidity and Capital Resources, page 22: SEC Staff Comment:

1.
Please tell us your consideration of disclosing the amount of cash and cash equivalents held by foreign subsidiaries, a statement that you would need to accrue and pay taxes if repatriated and a statement that you do not intend to repatriate the funds.

Response: The Company proposes adding disclosure consistent with the format below beginning with the Form 10-Q for the period ending May 31, 2013:

The following table summarizes the cash and cash equivalents held by foreign subsidiaries of the Company. Repatriation of such cash and cash equivalents held by foreign subsidiaries may require the Company to accrue and pay taxes. The Company has no plans at this time to repatriate cash through the payment of cash dividends by the foreign subsidiaries to the Company.

	August 31, 2012	August 31, 2011
Cash and Cash Equivalents held by foreign subsidiaries	$59,868	$54,480
Cash and Cash Equivalents held domestically	31,380	22,337
Total Cash and Cash Equivalents	$91,248	$76,817

Item 2: Quantitative and Qualitative Disclosures about Market Risk, page 33: SEC Staff Comment

2.
We note you have variable rate long-term debt, non-functional currency long-term debt, U.S. dollar denominated liabilities within your international subsidiaries whose functional currency is other than the U.S. dollar, interest rate swaps, cross-currency interest rate swaps and forward foreign exchange contracts all of which appear to be market risk sensitive instruments. There appears to be little or no market risk disclosure in this section of the filing related to these instruments. Please tell us why your present disclosures regarding market risk sensitive instruments meet the requirements of Item 305 of Regulation S-K or why additional disclosure is not necessary.

Response: The Company proposes adding the following disclosures to its Quantitative and Qualitative Disclosure about Market Risk beginning with the Form 10-K for the period ending August 31, 2013. The presentation will track the proposed disclosure and will be updated to August 31, 2013.
Quantitative and Qualitative Disclosure about Market Risk

The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity price risk. These market risks arise in the normal course of business, and the Company does not engage in speculative trading activities. To manage the risk arising from these exposures, the Company utilizes interest rate swaps, cross currency interest rate swaps, non-deliverable foreign currency forward contracts and loans denominated in foreign currencies. For a discussion of the Company's accounting policies for derivative instruments and further disclosures, please see Notes to Consolidated Financial Statements - Note 14 - Derivative Instruments and Hedging Activities.

Interest Rate Risk

The Company is exposed to changes in interest rates as a result of its short-term borrowings and long-term debt borrowings. The Company has mitigated a portion of its interest rate risk by managing the mix of fixed and variable rate debt and by entering into interest rate swaps and cross currency interest rate swaps to hedge interest rate risk. The notional amount, interest payment and maturity dates of the swap match the terms of the associated debt.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, including cross currency interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at August 31, 2012.

	Expected Fiscal Year Maturity
(Amounts in thousands)	2013	2014	2015	2016	2017	Thereafter	Total

Long-Term Debt:
Long-term debt with fixed interest rate	5,887	10,887	12,822	4,206	881	3,892	38,575
Weighted-average interest rate	6.81%	6.81%	7.11%	8.02%	9.00%	9.00%	7.26%
Long-term debt with variable interest rate	1,350	9,741	1,350	17,380	9,138	1,125	40,084
Weighted-average interest rate	1.94%	1.94%	1.67%	1.67%	2.19%	3.30%	1.92%
Total Long-Term Debt	7,237	20,628	14,172	21,586	10,019	5,017	78,659

Derivatives:
Interest Rate Swaps:
Variable to fixed interest	3,375	4,500	—	—	—	—	7,875
Weighted-average pay rate	6.67%	7.05%	—%	—%	—%	—%	6.81%
Weighted-average receive rate	3.3%	3.79%	—%	—%	—%	—%	3.48%

Cross-Currency Interest Rate Swaps:
Variable to fixed interest	—	8,000	—	16,000	8,000	—	32,000
Weighted-average pay rate	—%	5.85%	—%	5.75%	6.02%	—%	5.84%
Weighted-average receive rate	—%	3.13%	—%	1.16%	1.03%	—%	1.62%

The Company carries investments in cash-equivalent debt instruments, which accrue income at variable rates of interest. The following table provides information about these cash-equivalent debt instruments that are sensitive to changes in interest rates.

	Expected Fiscal Year Maturity
(Amounts in thousands)	2013	2014	2015	2016	2017	Thereafter	Total

Certificates of Deposit
Certificates of Deposit with variable interest rate	—	—	—	24,000	8,000	—	32,000
Weighted-average interest rate	—%	—%	—%	0.55%	0.43%	—%	0.52%

Foreign Currency Risk

The Company has foreign currency risks related to its sales, operating expenses and financing transactions in currencies other than the U.S. dollar. As of August 31, 2012, the Company had a total of 29 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory, 22 of which operate under currencies other than the U.S. dollar. Approximately 49% of the Company's net warehouse sales are comprised of products imported into the markets where PriceSmart warehouse clubs are located. Products imported for sale in PriceSmart markets are purchased in U.S. dollars, but approximately 79% of the Company's net warehouse sales are in foreign currencies. The Company may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

Currency exchange rate changes either increase or decrease the cost of imported products that the Company purchases in U.S. dollars and prices in local currency. Price changes can impact the demand for those products in the market. Currency exchange rates also affect the reported sales of the consolidated company when local currency-denominated sales are translated to U.S. dollars. In addition, the Company revalues all U.S. dollar denominated assets and liabilities within those markets that do not use the U.S. dollar as its functional currency. These assets and liabilities include, but are not limited to, excess cash permanently reinvested offshore and the value of items shipped from the U.S. to the Company's foreign markets. The gain or loss associated with this revaluation, net of reserves, is recorded in net warehouse sales cost of goods sold.

Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue.  The following tables summarize by country, for those countries with functional currencies other than the U.S. dollar, the weakening of the countries' currency against the U.S. dollar (devaluation) or the strengthening of their currencies (revaluation):

	Revaluation/(Devaluation)
	Twelve Months Ended
	August 31, 2012	August 31, 2011
Country	% Change	% Change

Colombia	(2.63)%	2.20%
Costa Rica	2.21%	(0.42)%
Dominican Republic	(2.65)%	(3.24)%
Guatemala	(1.59)%	3.04%
Honduras	(4.06)%	0.04%
Jamaica	(4.25)%	(0.71)%
Nicaragua	(5.00)%	(0.71)%
Trinidad	0.07%	(5.00)%

The Company seeks to manage its foreign exchange risk by (1) adjusting prices on U.S. dollar goods on a periodic basis to maintain its target margins after taking into account changes in exchange rates; (2) obtaining local currency loans from banks within certain markets where it is economical to do so and where management believes the risk of devaluation and the level of U.S. dollar denominated liabilities warrants this action; (3) reducing the time between the acquisition of product in U.S. dollars and the settlement of that purchase in local currency; and (4) by entering into cross-currency interest rate swaps and forward currency derivatives. The Company has local currency-denominated long-term loans in Honduras and Guatemala; and has cross-currency interest rate swaps and forward currency derivatives in Colombia.

The Company is exposed to foreign exchange risks related to local currency denominated cash and cash equivalents held within entities whose functional currency is foreign, with its foreign currency denominated debt obligations within entities whose functional currency is foreign, and with its U.S. dollar denominated intercompany debt balances within entities whose functional currency is foreign. The following table discloses the effect on local currency denominated cash and cash equivalents, foreign currency denominated debt, and U.S. dollar denominated intercompany debt due to negative currency movement in the countries listed in the table above, based on balances as of August 31, 2012:

Overall weighted negative currency movement(1)	Decline in Local currency denominated cash and cash equivalents (in thousands)(2)	Decline in foreign currency denominated debt obligations (in thousands)(2)	Losses based on change in U.S. dollar denominated inter-company debt balances (in thousands)(3)

5%	803	564	4,000
10%	1,600	1,200	8,000
20%	3,200	2,300	15,900

(1) Negative currency movement is assumed to be a net movement of currencies in all locations.

(2) Fluctuations in the value of these accounts are recorded in accumulated comprehensive income (loss), a separate component of stockholders’ equity, and disclosed within the Consolidated Statements of Comprehensive Income as Other comprehensive income, net tax: Foreign currency translation adjustments.

(3) These losses would be recorded to other income (expense).

In addition, the Company is exposed to foreign currency exchange rate fluctuations associated with its U.S. dollar denominated debt obligations. The Company hedges a portion of the currency risk inherent in the interest and principal payments associated with this debt through the use of cross-currency interest rate swaps. The terms of these swap agreements are commensurate with the underlying debt obligations. The aggregate fair value of these swaps was in a liability position of approximately $1.2 million and $884,000 at August 31, 2012 and 2011, respectively. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rates at August 31, 2012 would have resulted in further increase or decrease in the value of the swaps of approximately $120,000.

The Company uses non-deliverable forward foreign exchange contracts to address exposure to U.S. dollar merchandise inventory expenditures made by the Company's international subsidiaries whose functional currency is other than the U.S. dollar. Currently, these contracts do not qualify for derivative hedge accounting. The market risk related to foreign currency forward contracts is measured by estimating the potential impact of a 10% change in the value of the U.S. dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on August 31, 2012. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in approximately a $2,400 net decrease in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in approximately a $2,400 net increase in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

There are certain limitations inherent in the sensitivity analysis presented, primarily due to the assumptions that exchange rates change in a parallel fashion. In addition, the analysis is unable to reflect the complex market reactions that normally would arise from the market shifts modeled. Moreover, changes in the fair value of foreign currency derivatives are offset by changes in the cash flows of the underlying hedged foreign currency transactions.

Commodity Price Risk

The increasing price of oil and certain commodities could have a negative effect on the Company's operating costs and sales. Higher oil prices can negatively impact the economic growth of the countries in which the Company operates, thereby reducing the buying power of our members. Higher oil prices can also increase the Company's operating costs, particularly utilities and distribution expenses. Inflationary pressures on various commodities also may impact consumer spending. The Company does not currently seek to hedge commodity price risk.

Item 3: Consolidated Financial Statements, page 38 ,Notes to Consolidated Financial Statements, page 45, Note 7 - Retirement Plan, page 60

Defined Benefit Plan, page 60: SEC Staff Comment:

3.
Please tell us your consideration of disclosing: (i) the accumulated benefit obligation; (ii) benefits expected to be paid in each of the next five years and in the aggregate for the five succeeding fiscal years; (c) the amounts in AOCI expected to be recognized as components of net periodic benefit cost over the next year; (d) the method used to amortize prior service amounts and gains and losses; and (e) the amount of contributions expected to be paid during the next fiscal year. Refer to ASC 715-20-50-1.

Responses: With respect to items (i), (d) and (e), the Company proposes the following modified disclosure (see note 7 below) beginning with the Form 10-K for the period ending August 31, 2013. With respect to items (ii) and (c) the Company believes that the benefits to be paid in each of the next five years in aggregate and for the five succeeding fiscal years, and the amounts in AOCI expected to be recognized as components of net periodic benefit cost over the next year, are not material, as represented by the accumulated benefit obligation of approximately $396,000 at the end of fiscal year 2012. As a result, the Company has determined that no disclosure with respect to items (ii) and (c) is required.

NOTE 7 - RETIREMENT PLAN

Defined Benefit Plan

On January 21, 2011, PS Operations Ltd., a subsidiary of the Company in Trinidad, signed a collective labor agreement with the Oil Workers Trade Union on behalf of the hourly rated weekly paid and hourly rated bi-monthly paid employees who are members of the Union.  Management has determined that the agreement contains a Defined Benefit Plan within the contract for retirement pay.  The Company currently has no legal funding requirements nor intention to fund this obligation.  As a result, the entire amount of the benefit obligation is presented as a long-term liability on the consolidated balance sheets.  The Company will make payments on any obligation that becomes due from available cash.  The following table summarizes the amount of the long-term liability and the line items at which it is recorded on the consolidated balance sheets and consolidated statements of income as of and for the fiscal years ended August 31, 2012 and 2011 (in thousands):

	Other Long-Term Liability		Accumulated Other Comprehensive Loss			Operating Expenses
	Years Ended August 31,
	2012	2011	2012	2011		2012	2011
Start of Period	$(471)	$—	$364	$—		$—	$—
Service cost	(140)	(90)	—	—		140	90
Interest cost	(31)	(13)	—	—		31	13
Prior service cost (including amortization)	—	(359)	(19)	355		14	9
Actuarial gains/(losses)	246	(9)	(246)	9		—	—
Totals	$(396)	$(471)	$99	$364	(1)	$185	$112

(1) The Company has recorded a deferred tax asset amount of $25,000 and $91,000 as of August 31, 2012 and 2011, respectively, relating to the unrealized expense on deferred benefit plan. The Company also recorded accumulated other comprehensive loss, net of tax, for $74,000 and $273,000 as of August 31, 2012 and 2011, respectively.

Item 4: Consolidated Financial Statements, Note 10- Taxes, page 64 SEC Staff Comment:

4.
Please tell us your consideration of disclosing the approximate tax effect of each type of foreign deferred tax other timing differences that gives rise to a significant portion of the deferred tax assets. Refer to ASC 740-10-50-6.

Response: The Company acknowledges the Staff's comment and plans to disclose the approximate tax effect of each type of material temporary difference that gives rise to a significant portion of other foreign deferred tax assets beginning with its Form 10-K for the period ending August 31, 2013.

Item 5: Note 11- Debt, page 69 SEC Staff Comment:

5.
We note your disclosure in footnote (6) to the table on page 69 that long-term debt obligations of certain subsidiaries include financial covenants regarding debt service and leverage ratios. Please tell us whether these covenants restrict the ability of the subsidiaries to transfer funds to the parent company in the form of loans, advances or cash dividends without the consent of the lenders. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response: As of February 28, 2013, the Company's long-term debt outstanding was approximately $79.2 million. Of this amount, approximately $21.6 million represents loans with restrictive covenants that restrict the ability of the subsidiaries to transfer funds to the parent company in the form of loans, advances or cash dividends without the consent of the lenders. All long-term loans are structured with no prepayment penalty; therefore, the maximum restriction on the ability of the subsidiaries to transfer funds to the parent company would be the loan balance outstanding. The Company has accordingly prepared an analysis taking into account the $21.6 million in long-term loans outstanding, the amount of restricted net assets of consolidated subsidiaries and the Company's equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date as provided for in Rule 4-08(e)(3). This analysis concludes that the total restricted net assets of the subsidiaries and investments accounted for by the equity method represents 6.6% of the Company's total consolidated net assets as of the most recent balance sheet date, February 28, 2013. Under Rule 4-08(3), the disclosures in paragraph (3)(i) and (ii) are required to be provided when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons (accounted for by the equity method), together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Therefore, since the restricted net assets fall significantly below this threshold, the disclosure contemplated by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation  S-X in accordance with Rule 5-04 of Regulation S-X are not required.

Item 6: Definitive Proxy Statement on Schedule 14A, Compensation Discussion and Analysis, page 21 SEC Staff Comment:

6.
We note your disclosure on page 24 that your Executive Vice Presidents have the opportunity to achieve 30% of their base salaries as part of your annual management bonus program. However, it appears from the amounts disclosed in the Summary Compensation Table on page 26 that the amounts awarded to your EVPs exceed 30% of their base salaries. Please advise. If your compensation committee has the ability to make upwards adjustments to awards under your non-equity incentive compensation plan, please state this explicitly. We may have further comment upon reviewing your response.

Response:
The Company's disclosure on page 24 relating to the Annual Management Bonus Program indicates that the named executive officers' target bonus is calculated on base salary as of August 31, 2012: “…the Executive Vice Presidents, 15% of base salary (as of August 31, 2012) (with an opportunity to achieve 30% of base salary)”.  In the prior paragraph, the Company discloses salary increases received by those executive vice presidents in January 2012.  The Summary Compensation Table refers to the salary received by those individuals through the full fiscal year, September 1, 2011 through August 31, 2012, a portion of which would have been at a rate excluding the increases received in January 2012.

With respect to the compensation committee's discretion to make adjustments to payments under our non-equity incentive compensation plan, page 25 of the CD&A indicates, “The Compensation Committee reserves the right to apply its judgment to the year-end bonus pool funding based on factors that may affect reported operating income, both positively and negatively, and specifically approves the payments made to the Company's named executive officers.”  In the prior paragraph, however, the Company indicates that for fiscal 2012, “The named executive officers received the bonus amounts dictated by the 2012 Management Bonus Program, as described above, with no adjustment.”

General

In accordance with your request, PriceSmart hereby acknowledges:

1.          PriceSmart is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to PriceSmart's disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	PriceSmart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (858) 404-8813 with any questions or comments you may have.

Very truly yours,

/s/ JOHN M. HEFFNER

John M. Heffner
Executive Vice President and
Chief Financial Officer